UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Ellomay Capital Ltd. (the “Company”) hereby announces that on August 31, 2025, it published a press release containing the financial results of Dorad Energy Ltd. (“Dorad”) as of and for the three and six months ended June 30, 2025 and additional disclosure relating to Dorad (the “Press Release”).

In addition, based on the undertakings included in the Deed of Trust executed by the Company in connection with its Series E Secured Debentures, the Company published on August 31, 2025, through the filing system of the Israel Securities Authority and the Tel Aviv Stock Exchange, information concerning Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) based on Israeli securities regulation (the “Ellomay Luzon Energy Information”) and financial statements of Ellomay Luzon Energy as of and for the three and six months ended June 30, 2025 (in Hebrew) that were prepared in accordance with International Financial Reporting Standards (the “Ellomay Luzon Energy FS”).

The Press Release, the Ellomay Luzon Energy Information and an English summary of the Ellomay Luzon Energy FS are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management or Dorad’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s or Dorad’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company or Dorad may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the forward-looking statements included in this report. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the impact of the current war and hostilities in Israel and in Gaza, regulatory changes, the decisions of the Israeli Electricity Authority, the results of legal proceedings involving Dorad and its shareholders, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in inflation and interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction. These and other risks and uncertainties associated with the Company’s and Dorad’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	-	Press Release: “Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. as of and for the Three and Six Months Ended June 30, 2025,” dated August 31, 2025.
Exhibit 99.2	-	Ellomay Luzon Energy Information published in Israel.
Exhibit 99.3	-	Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. as of and for the three and six months ended June 30, 2025 (summary of Hebrew version, the original language was published by the Company in Israel and is available upon request).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: September 2, 2025

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